

April 1, 2011

<u>Via Facsimile</u>
Mr. Stephen Warner
Chief Financial Officer
Gulfstar Energy Corporation
3410 Embassy Drive,
West Palm Beach, FL 33401

   Re: **Gulfstar Energy Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 29, 2010
      Form 8-K filed August 5, 2010
      Form 10-Q for the Fiscal Quarter Ended June 30, 2010
      Filed October 6, 2010
      File No. 333-151398

Dear Mr. Warner:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed August 5, 2010</u>

<u>General</u>

1. We note your response to prior comment 1 and ask that you file your amended Form 8-K with your proposed revisions without further delay. If you would like to submit a draft copy of your amendment, please submit it with your response and clearly identify it as a draft.

Form 10-Q for the Quarter Ended June 30, 2010

Note 1 – Organization and Summary of Significant Accounting Policies, page 8

2.   We have read your response to prior comment 2 and see that you included pro forma information for the quarter ended March 31, 2010 which you propose to include in an amendment to the Form 8-K filed on August 5, 2010. However, our comment pertained to the pro forma information required in the notes to your financial statements under Rule 8-03(b)(4) of Regulation S-X. This requires pro forma information for the interim period in which the acquisition occurred and the corresponding interim period of the preceding fiscal year. As your acquisition of Talon Energy Corporation occurred on June 30, 2010, you will need pro forma information for the quarterly, cumulative and comparative periods covered in your Form 10-Q for the quarter ended June 30, 2010. Please submit the revisions necessary to comply with Rule 8-03(b)(4) of Regulation S-X.

Closing Comments

        You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                Sincerely,

                                                /s/ Brad Skinner for

                                                Karl Hiller
                                                Branch Chief